Peoples Bancorp Inc.

138 Putnam Street

Marietta, Ohio 45750

January 22, 2018

VIA EDGAR

David Gessert

Division of Corporation Finance

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street NE

Washington, D.C. 20549

Re:	Peoples Bancorp Inc.

Registration Statement on Form S-4

Filed December 14, 2017, As Amended on January 19, 2018

File Number 333-222054

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Peoples Bancorp Inc., an Ohio corporation (the “Registrant”), hereby requests that the effectiveness under the Securities Act of 1933, as amended, of the above-captioned Registration Statement be accelerated to 4:15 p.m., Eastern time, on January 23, 2018, or as soon thereafter as practicable.

Please notify J. Eric Quinn, Esq. of Dinsmore & Shohl LLP, counsel to the Registrant, at (513) 977-8606 as soon as possible as to the time the Registration Statement has been declared effective pursuant to this acceleration request.

Peoples Bancorp Inc.

By:	/s/ M. Ryan Kirkham
Name:	M. Ryan Kirkham
Title:	General Counsel & Corporate Secretary